EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 21, 2002

REPSOL YPF, S.A.

(Exact name of Registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

REPSOL YPF, S.A.

TABLE OF CONTENTS

Comunicado de Prensa

REPSOL YPF

Dirección Corporativa
de Relaciones Externas

Paseo de la
Castellana, 278-280
28046 Madrid
España

Tls. 91 348 81 00
91 348 80 00
Fax 91 314 28 21
91 348 94 94
www.repsol-ypf.com

Madrid, August 21st, 2002
Number of pages: 1

REPSOL YPF IMPROVES THE PROFITABILITY OF GAS OIL SALES IN ARGENTINA

Repsol YPF has closed a new deal with Argentine cargo transport business associations to supply gas oil, with a price increase of 0.25 cents per litre. After this agreement, the price will be raised from the current level of 0.75 cents per litre to about 1 peso per litre for the gas oil sales to that sector.

The deal is part of an agreement that was reached last June between oil companies and the Argentine Government to settle on a stable framework for the sector, after which certain measures were defined such as the reduction of export tax on liquefied petroleum gas (LPG), as well as the total elimination of export tax on gasolines and the limits on crude oil exports. An agreement was also reached for maintenance of the free circulation in the exterior of 70% of currency from hydrocarbon exports. The Government has not yet adopted measures for the reduction of taxes on gas oil and approval of an increase in the price of natural gas for industrial consumption.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Repsol YPF, S.A.

Date: August 21, 2002

By: ______________________

Name: Carmelo de las Morenas

Title: Chief Financial Officer